EXHIBIT A8

                               MOTIENT CORPORATION

                                  SUPPLEMENT TO

                  OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS FOR

                           SHARES OF ITS COMMON STOCK

                                SEPTEMBER 7, 2001


     On August 27, 2001 we provided you with the Motient Corporation Offer to Exchange all Outstanding Options for Shares of its Common Stock. We are now providing this document to you to supplement and clarify certain of the matters discussed in the offer to exchange.

     This supplement discusses amendments we have made to a number of the sections of the offer to exchange. Except as discussed in this supplement, we are not making any other changes to the terms and conditions previously set forth in the offer to exchange. This supplement should be read in conjunction with the offer to exchange. The "expiration date" of the offer is 5:00 p.m., Reston, Virginia time, on September 25, 2001.

     We have made the following amendments and clarifications to the offer to exchange:


1.   Summary Term Sheet

     We have modified our response to the question "What is restricted stock?" in the Summary Term Sheet contained in the offer to exchange. The question and amended answer is as follows:

     What is restricted stock?

          Unlike stock options, where the optionee has only a right to purchase shares of stock at a certain price, when you receive restricted stock you will become a holder of actual shares of common stock. These shares are considered "restricted" because they are subject to forfeiture and restrictions on transfer until the restrictions lapse, at which time the shares "vest." The forfeiture and transfer restrictions will be set forth in a restricted stock agreement entered into between you and us. Once the shares of restricted stock have vested, those shares will be yours to hold, transfer or sell as you desire, subject to applicable securities laws, our Insider Trading Policy and payment of withholding taxes and applicable commissions.

     We have modified our response to the question "During what period of time can I withdraw previously tendered options?" in the Summary Term Sheet contained in the offer to exchange. The modification clarifies that whether or not we extend the offer beyond September 25, 2001, if for any reason we have not accepted your tendered options for cancellation and exchange before 12:00 midnight, Reston, Virginia time, October 23, 2001, you may withdraw your tendered options. The question and amended answer is as follows:

     During what period of time can I withdraw previously tendered options?

          You may withdraw your tendered options at any time before 5:00 p.m., Reston, Virginia time, on September 25, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for cancellation and exchange before 12:00 midnight, Reston, Virginia time, on October 23, 2001, you may withdraw your tendered options at any time after October 23, 2001. To withdraw tendered options, you must deliver to us a written notice of withdrawal, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above.

2.   Withdrawal Rights

     We have made a similar modification to the second paragraph in Section 4 (Withdrawal Rights) to clarify that whether or not we extend the offer, if for any reason we have not accepted your tendered options for cancellation and exchange before 12:00 midnight, Reston, Virginia time, October 23, 2001, you may withdraw your tendered options. The amended paragraph reads as follows:

          You may withdraw your tendered options at any time before 5:00 p.m., Reston, Virginia time, on September 25, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for cancellation and exchange before 12:00 midnight, Reston, Virginia time, on October 23, 2001, you may withdraw your tendered options at any time after October 23, 2001.

3. Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock

     We have modified the first paragraph in Section 5 (Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock) to clarify that the delivery of the restricted stock agreement by us will be promptly after the expiration of the offer. The amended paragraph reads as follows:

          Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If your options are properly tendered and accepted for exchange on September 25, 2001, the scheduled expiration date of the offer, you will receive a restricted stock agreement to be entered into between you and us promptly after the expiration date. If we extend the expiration date, you will be granted new shares of restricted stock and receive a restricted stock agreement promptly after the expiration of the extension.

4.   Certain Conditions of the Offer

     We have amended paragraph (b)(5) in Section 6 (Certain Conditions of the Offer) to delete "any significant decrease in the market price of the shares of our common stock" as a condition to the offer to exchange. The amended paragraph reads as follows:

     any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition
     (financial or other), operations or prospects of Motient or our subsidiaries or on the trading in our common stock;

5.   Certain Financial Information

     We have modified Section 7 (Certain Financial Information) to include additional detail. The amended section reads as follows:

     CERTAIN FINANCIAL INFORMATION

          The following table sets forth selected consolidated financial and operating data for Motient. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000, that have been audited by Arthur Andersen LLP, independent accountants. The selected historical statement of operations data for the six months ended June 30, 2000 and June 30, 2001 and the selected historical balance sheet data as of June 30, 2001, which are included in our quarterly report on Form 10-Q for the six months ended June 30, 2001, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.


                                                               At or For the Year        At or For the Six Months
                                                                     Ended                         Ended
                                                                  December 31,                   June 30,
                                                            2000(1)        1999(1)          2001           2000(1)
                                                          ------------- --------------- -------------- -------------
                                                                    (In thousands, except per share data)

Statement of Operations Data:
Revenues:
     Services.....................................          $   73,479     $  67,653     $  37,522     $   35,373
     Equipment....................................              26,372        23,418         9,542         12,486
                                                          ------------  ------------     ---------     ----------
        Total Revenue.............................              99,851        91,071        47,064         47,859

Cost of service and operations....................              75,528        69,258        37,764         36,792
Cost of equipment sold............................              32,843        29,527        16,570         13,205
Sales and advertising.............................              35,454        23,125        14,592         13,846
General and administrative........................              97,626        40,336        11,194         40,577
Satellite and related assets impairment...........                 ---        97,419           ---            ---
Depreciation and amortization.....................              38,812        55,798        17,385         18,288
                                                          ------------  ------------     ---------     ----------

Operating loss                                                (180,412)     (224,392)      (50,441)       (74,849)
Interest and other income.........................              31,379         8,464           413         15,153
Interest expense..................................             (62,455)      (65,928)      (30,250)       (31,010)
Gain on sale of transportation business...........               5,691           ---           ---            ---
Gain (loss) on notes to/from related party........              36,779       (37,318)      (13,800)        36,779
Equity in loss of XM Radio........................                 ---        (6,692)      (23,327)        40,577
Minority interest.................................              33,429         7,067           ---         10,683
                                                          ------------  -------------    ----------     ----------
Net loss before extraordinary item, XM Radio Preferred
     Dividend and Beneficial Conversion...........            (135,589)     (318,799)     (117,405)       (43,244)
     Extraordinary loss on extinguishment of debt.              (3,035)      (12,132)       (1,925)          (417)
                                                          -------------  ------------    ----------     ----------

Net Loss                                                      (138,624)     (330,931)     (119,330)       (43,661)
XM Radio preferred stock dividend and beneficial
     conversion...................................             (49,519)          ---           ---         (1,251)
                                                          ------------  -------------    ----------     ----------
Net loss attributable to common shareholders......            (188,143)     (330,931)     (119,300)       (44,912)
                                                          ============  =============    ==========     ==========

Loss per share of Common Stock:
Loss before extraordinary item....................        $      (3.75)  $     (8.09)      $ (2.36)     $   (0.90)

Extraordinary item................................               (0.06)        (0.30)        (0.04)         (0.01)
                                                          -------------  ------------    ----------     ----------

Net loss per common share.........................        $      (3.81)  $     (8.33)      $ (2.40)     $    (.91)
                                                          =============  ============    ==========     ==========

Weighted average shares outstanding (000's).......              49,425        39,704        49,741         49,298

Ratio of earnings to fixed charges (2)                             ---           ---           ---            ---


Balance Sheet Data:
Cash and cash equivalents.........................            $227,423       $51,474        $5,317       $271,980
Total current assets..............................             422,590       220,294        74,542        490,470
Property and equipment............................             175,706       116,516       106,610        138,596
Total non current assets..........................           1,149,124       589,654       411,140        901,390
Total assets......................................           1,571,714       809,948       485,682      1,391,860
Current liabilities, including current portion of debt
obligations.......................................             151,087        81,645       126,321        110,500
Non current liabilities...........................             759,430       470,784       473,610        741,883
Total liabilities.................................             910,517       552,429       599,931        852,383
Minority interest in XM Radio.....................             648,313       274,745           ---        509,985
Shareholders' equity (deficit)....................              12,884       (17,226)     (114,249)        29,492
Total liabilities & shareholders' equity (deficit)           1,571,714       809,948       485,682      1,391,860
Book value per share..............................                 ---           ---         (2.29)           ---

(1) From the date of inception of XM Radio through July 7, 1999, Motient's investment in XM Radio was accounted for pursuant to the equity method. On July 7, 1999, Motient acquired 100% of the voting interest in XM Radio; therefore, the results of XM Radio for the period from July 7, 1999 through December 31, 2000, have been consolidated in Motient's financial statements. In January 2001, Motient relinquished control of XM Radio, and as a result, Motient's investment in XM Radio was again accounted for pursuant to the equity method from January 1, 2001. Excluding the impact of the consolidation of XM Radio, Motient's operating loss would have been $202.1 million and $101.9 million for the years ended December 31, 1999 and 2000, respectively, and $44.5 million for the six months ended June 30, 2000.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as loss before income taxes and extraordinary item plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, accretion of discount and dividend on preferred stock, and a reasonable approximation of the interest factor included in rental payment on operating leases. Earnings were inadequate to cover fixed charges for the years ended December 31, 2000 and 1999 by $277.4 million and $318.6 million, respectively, and for the six months ended June 30, 2000 and 1999 by $116.2 million and $53.9 million, respectively.

     See "Additional Information" beginning on page 31 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements and unaudited financial data we have summarized above.

6.   Additional Information

     We have modified the second paragraph of Section 16 (Additional Information) to clarify that we will not forward "incorporate by reference" any future filings and to add additional filings which the offer incorporates by reference. The amended section reads as follows:

               The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This offer incorporates by reference the financial statements and the notes thereto contained in the documents listed below that have been previously filed with the SEC, until completion of the offer:

               1. our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, file no. 000-23044;

               2. our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2001, filed with the SEC on August 14, 2001, file no. 000-23044;

               3. our registration statement on Form S-8 filed with the SEC on June 30, 2000 file no. 333-23044;

               4. our registration statement on Form S-8 filed with the SEC on October 12, 1999 file no. 333-88807;

               5. amendment no. 1 to our registration statement on Form S-4 filed with the SEC on August 15, 2001, file no. 333-63826;

               6. amendment no. 2 to our registration statement on Form S-4 filed with the SEC on September 5, 2001, file no. 333-63826;

               7. our current report on Form 8-K filed with the SEC on May 14, 2001;

               8. our current report on Form 8-K filed with the SEC on May 17, 2001;

               9. our current report on Form 8-K filed with the SEC on May 25, 2001.

7.   Letter of Transmittal

     In the Letter of Transmittal form you are asked to represent that you have read and understood the offer materials. We are amending that representation so that you instead acknowledge that you have received the offer materials. Whether or not you have previously submitted a Letter of Transmittal, we will for all purposes disregard any representation you made stating that you have read and understood the offer materials.

     In addition, we are amending the paragraph in the Letter of Transmittal which begins with the sentence that states, "I understand that the public trading price of Motient's common stock will vary . . . .", as follows:

          I understand that the public trading price of Motient's common stock will vary after the Offer expires at 5:00 P.M., Reston, Virginia time, on the Expiration Date (as defined in the Offer to Exchange), and that the public trading price could exceed the exercise price of the options, such that the value of my options (had I not tendered them) could have been higher than the value of the restricted stock I will receive in the offer.